

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 24, 2010

Via U.S. Mail

Mr. Raul S. McQuivey
Chief Executive Officer
Sutron Corporation
22400 Davis Drive
Sterling, VA   20164

> **Re: Sutron Corporation**
> **Form 10-K for year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 0-12227**

Dear Mr. McQuivey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief